Exhibit 99.2

JBS S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/ME) 02.916.265/0001-60
Company Registry (NIRE) 35.300.330.587

CALL NOTICE
ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

JBS S.A., a publicly-held company with headquarters at Avenida Marginal Direita do Tietê, No. 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the City and State of São Paulo, with its acts of incorporation filed with the São Paulo Commercial Registry (JUCESP) under Company Registry No. 35.300.330.587, enrolled with the Brazilian Corporate Taxpayer’s Registry of the Ministry of Economy (CNPJ) under No. 02.916.265/0001-60, registered with the Brazilian Securities and Exchange Commission (“CVM”) as a category “A” publicly-held company under code 02057-5 (“Company” or “JBS”), pursuant to Article 124 of Law No. 6,404, dated as of December 15, 1976 (“Brazilian Corporate Law”), and Articles 4, 5 and 6 of CVM Resolution No. 81, dated as of March 29, 2022 (“CVM Resolution 81/2022”), hereby invites its shareholders to meet on April 26, 2024, at 10:00 am, for the Annual and Extraordinary Shareholders’ Meeting (“AESM”) to be held in person, in the Auditorium located in Block 2, Ground Floor, of the Company’s headquarters, in order to examine, discuss and resolve on the following agenda:

At the Annual Shareholders’ Meeting:

1. To resolve on the financial statements and management’s accounts for the fiscal year ended on December 31, 2023.

2. To resolve on the allocation of the losses for the fiscal year ended on December 31, 2023.

3. To resolve on the number of members of the Company’s Fiscal Council for the next term of office.

4. To elect the sitting members and their respective alternates for the Company’s Fiscal Council.

5. To resolve on the annual compensation of the members of Management, Fiscal Council and Statutory Audit Committee of the Company for the fiscal year of 2024.

At the Extraordinary Shareholders’ Meeting:

1. To resolve on the ratification of the election of three members of the Board of Directors, pursuant to article 150 of the Brazilian Corporate Law and paragraph 9 of article 16 of the Company’s Bylaws.

2. To resolve on the classification of the three members of the Board of Directors as independent members of the Board of Directors.

3. To resolve on increasing the number of members who will compose the Company’s Board of Directors for the current term until the annual general meeting to be held in 2025, from nine (9) to eleven (11) members.

4. To elect two (2) new members of the Company’s Board of Directors.

5. To resolve on the rectification, in the instrument of protocol and justification of the merger, by the Company, of Midtown Participações Ltda. (“Merger”), of information related to the properties transferred to the Company within the scope of the Merger and to ratify all other provisions established in said instrument.

6. To resolve on the amendment of article 10, paragraph 1 of the By-laws to update the minimum notice period for JBS Shareholders’ Meeting.

7. To resolve on the authorization to the Company’s Executive Officers to carry out all necessary or convenient acts for the effectiveness and implementation of the approved resolutions.

General Information:

Pursuant to Paragraph 4 of Article 10 of JBS’s By-laws and in accordance with Article 126 of Brazilian Corporate Law, in order to participate in the AESM by themselves, legal representatives or attorneys-in-fact, shareholders are required to present the following documents: (i) a suitable identity document of the shareholder or its representative; (ii) proof of ownership of shares issued by the Company’s bookkeeping agent, in case of book-entry shares, or by the shareholder’s custody agent, in the case of shares held in custody, pursuant to Article 126 of the Brazilian Corporate Law; (iii) documents evidencing the powers of shareholders’ representatives, in case of legal entities, or of the fund managers or fund administrators, in case of investment funds; and (iv) power of attorney, duly executed in accordance with the applicable law, in case of shareholder representation (“Documents”).

Shareholders are requested to send the above-mentioned Documents through https://assembleia.ten.com.br/460498236 or to the e-mail address ri@jbs.com.br, preferably no later than 72 (seventy-two) hours before the AESM, noting that shareholders who attend the AESM in person will be able to participate and vote if they have the required representation documents, even if such Documents have not been previously sent to the Company.

In addition to the possibility of attending the AESM in person, shareholders may also participate in the meeting by sending voting instructions (i) to their respective custody agents, (ii) to the bookkeeper of the Company’s shares or (iii) directly to JBS (a) by registering the remote voting instructions directly at the link https://assembleia.ten.com.br/460498236, in the specific “BVD” tab, or (b) by sending the completed distance voting ballot to JBS’s electronic or postal addresses, as detailed in the remote voting form, provided that such instructions must be received by those indicated in items (i), (ii) and (iii) no later than seven (7) days before the AGM (i.e., no later than April 19, 2024).

The sending of the distance voting ballot to the custodian agent or bookkeeper must comply with the applicable rules and procedures indicated by these service providers.

At this AESM, in order to facilitate the participation of its shareholders, JBS will accept proxy instruments, distance voting ballots, and other documents without notarization, legalization and/or apostille, being certain that power of attorneys drawn up in a foreign language must be translated into Portuguese before being forwarded to the Company.

In order to pre-register (i) the Documents, in the case of in-person participation in the AESM, or (ii) the distance voting instructions accompanied by the Documents, on the digital platform, the shareholder or their proxy must:

●	Access https://assembleia.ten.com.br/460498236; and

●	Register on the Platform, sending the Documents and, if applicable, the remote voting instructions.

As soon as shareholders and representatives register, they will receive an e-mail informing them that the Company will analyze their registration request. If approved, shareholders and agents will receive confirmation of their registration by e-mail. In the event of rejection, they will receive an e-mail explaining the reason for the rejection and, if applicable, advising how they can regularize their registration.

The representative will have an area called the “Representatives Panel”, which can also be accessed via the email address indicated above. In this area, they can monitor the approval status of each representative, as well as update the documents using their previously registered login and password.

In addition to the registration of remote voting instructions on the Digital Platform above, the Company reiterates that the distance voting ballots accompanied by the Documents may also be sent to the Company, (i) in physical copies to the following address: Avenida Marginal Direita do Tietê, n. 500, Bloco II, 3º andar, Vila Jaguara, CEP 05.118-100, São Paulo/SP, Brazil, or (ii) in scanned copies to the address ri@jbs.com.br.

For additional information, please refer to the rules set forth in CVM Resolution 81/2022 and the procedures described in the distance voting ballot made available by the Company.

The documents and information described herein, as well as the documents mentioned in Article 133 of Brazilian Corporate Law and in CVM Resolution 81/2022, were submitted to CVM by means of the IPE Module of Empresas.NET system, pursuant to Article 7 of CVM Resolution 81/2022, and are available to shareholders at the Company’s headquarters, on the Company’s Investor Relations website (www.jbs.com.br/ri) and on the websites of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) and CVM (www.cvm.gov.br).

São Paulo, March 26, 2024.

Jeremiah Alphonsus O’Callaghan
Chairman of the Board of Directors

3